UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

Certification and Notice of Termination of Registration Under Section
12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number:	814-00731
Venture Lending & Leasing V, Inc.
(Exact name of registrant as specified in its charter)
104 La Mesa Drive, Suite 102, Portola Valley, CA 94028 (650)-234-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Rule provision(s) relied upon to terminate the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Venture Lending & Leasing V, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 7, 2014	By: /S/ Martin D. Eng
Martin D. Eng, Vice President, Chief Financial Officer and Secretary

INSTRUCTION:     This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.